FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:	May 2, 2005

Forbes Medi-Tech Announces Product Launch with Kesko of Finland

~First Product Launched is Cholesterol-Lowering Yogurt with Reducol™~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that Kesko of Finland has launched a range of yogurts incorporating Forbes’ cholesterol-lowering ingredient, Reducol™. The yogurt, sold under the “Pirkka” premium brand name, is the first in a series of scheduled product launches planned for later this year incorporating Forbes’ cholesterol-lowering ingredient into a variety of food matrices.

“Kesko has made a strategic decision to invest in the development of healthy food products under the Pirkka premium brand. We see Reducol™ as one of the key components of this corporate strategy”, says Harri Sivula, Deputy Managing Director of Kesko Food Ltd. “We are excited about the launch with an anticipated distribution to over 1000 stores and subsequent marketing programs with reach to virtually every household in Finland. We see the Pirkka / Reducol™ products evolving into the day-to-day purchases of our consumers who are focused on lowering their cholesterol levels.”

With over EUR$7.5 billion in sales and over 1000 stores, Kesko provides an excellent venue for the first Reducol™-based product launch in Europe”, says Charles Butt, President and CEO of Forbes Medi-Tech Inc. “We look forward to working with Finland’s largest grocery chain whose experience and established operations will be a tremendous asset in supporting this initial and future Reducol™-enriched product launches.”

This business initiative with Kesko is the result of Forbes’ Scandinavian partnership with Scanvit Ltd. of Finland, previously announced in November 2004.

About Kesko Group

Kesko Group (Kesko) is the leading provider of services in the Finnish trading sector and is also expanding its operations in the Nordic countries, the Baltic countries and Russia. The food trade is the largest of Kesko's divisions, accounting for over half of Kesko Group's net sales of over EUR$7.5 Billion. Kesko Food, operates in the grocery market offering diverse services to consumers and business customers in Finland and the Baltic countries. The key businesses of Kesko Food are the K-food store chain operations in Finland, Kespro Ltd's catering sales to HoReCa customers, and grocery retailing in the Baltic countries. For further information on Kesko, visit the website at www.kesko.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  The Company does not review or control the contents of any linked or referenced website, such links and references do not constitute an endorsement by Forbes of any other websites and Forbes is not responsible for the information contained on such websites.  This News Release contains forward-looking statements regarding products containing Reducol™, the incorporation of Reducol™ in future products and the future launch of such products, which statements can be identified by the use of forward-looking terminology such as “scheduled”, “planned”, “anticipated”, “we see”, “evolving into”, “look forward”,  or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the risk of early termination of the Company’s agreement with Scanvit or of Scanvit’s agreement with Kesko; the Company’s reliance on both Scanvit and Kesko for performance; uncertainty regarding the market for products containing Reducol™ and the risk that such products may not achieve market acceptance; product development risks; uncertainty whether further products containing Reducol™ will be launched later this year or at all; intellectual property risks; manufacturing risks and the Company’s dependency on its joint venture manufacturing partner, Chusei (U.S.A.) Inc.; raw material supply risk; product liability and insurance risks; the effect of competition; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.